SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Emmis Communications Corporation
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
6.25% Series A Cumulative Convertible Preferred Stock**
(Title of Class of Securities)

291525103
291525202
(CUSIP Number)

April 15, 2010
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/  /  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The total number of shares of the Class A Common Stock reported herein is 1,882,426 shares, which constitutes approximately 5.6% of the 33,490,691 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 32,668,418 shares outstanding.

The total number of shares of the 6.25% Series A Cumulative Convertible Preferred Stock reported herein is 337,050 shares, which constitutes approximately 12.0% of the 2,809,170 shares deemed outstanding pursuant to Rule 13d-3(d)(1).

**On April 15, 2010, the Issuer announced that dividends on its 6.25% Series A Cumulative Convertible Preferred Stock are in arrears for six consecutive quarterly periods and that holders of such stock are therefore entitled to elect two directors to the Issuer's Board of Directors at the next annual meeting of shareholders.

CUSIP No. 291525103

1.     Name of Reporting Person:

         Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /  /

          (b) /  /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power (Common Stock):    1,060,153 (1)
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power (Common Stock):   1,060,153 (1)
Person
With
                         8.     Shared Dispositive Power: -0-

9.     Aggregate Amount of Common Stock Beneficially Owned by Each Reporting Person:

         1,882,426 (2)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /  /

11.     Percent of Class Represented by Amount in Row (9): 5.6% (3)

12.     Type of Reporting Person: PN
--------------
(1)     The shares were purchased by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC ("R2") pursuant to an Investment Management Agreement.  Pursuant to such Agreement, Amalgamated Gadget, L.P., has sole voting and dispositive power over the shares and R2 has no beneficial ownership of such shares.
(2)     Includes 822,273 shares of Class A Common Stock (the "Common Stock") obtainable upon conversion of 337,050 shares of 6.25% Series A Cumulative Convertible Preferred Stock (the "Preferred Stock").   The  Preferred Stock has a conversion price of $20.495 per share and a liquidation value of $50.00 per share.
(3)     Pursuant to Rule 13d-3(d)(1)(i), the number of shares of Common Stock deemed to be outstanding is 33,490,691.

CUSIP No. 291525202

1.     Name of Reporting Person:

         Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /  /

          (b) /  /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power (Preferred Stock):     337,050 (1)
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power (Preferred Stock):    337,050 (1)
Person
With
                         8.     Shared Dispositive Power: -0-

9.     Aggregate Amount of Preferred Stock Beneficially Owned by Each Reporting Person:

         337,050

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /  /

11.     Percent of Class Represented by Amount in Row (9): 12.0%

12.     Type of Reporting Person: PN
--------------
(1)     The shares were purchased by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC ("R2") pursuant to an Investment Management Agreement.  Pursuant to such Agreement, Amalgamated Gadget, L.P., has sole voting and dispositive power over the shares and R2 has no beneficial ownership of such shares.

**On April 15, 2010, the Issuer announced that dividends on its 6.25% Series A Cumulative Convertible Preferred Stock are in arrears for six consecutive quarterly periods and that holders of such stock are therefore entitled to elect two directors to the Issuer's Board of Directors at the next annual meeting of shareholders.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated June 29, 2009, as amended by Amendment No. 1dated February 12, 2010 (the "Schedule 13G"), relating to the Class A Common Stock, par value $.01 per share, of Emmis Communications Corporation (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.  This filing will also constitute the undersigned's initial filing on Schedule 13G with respect to the Issuer's 6.25% Series A Cumulative Convertible Preferred Stock.

Item 2 (d) - (e) is hereby amended and restated in its entirety as follows:

Item 2(d).     Title of Class of Securities.

This Schedule 13G Statement relates to the Issuer's Class A Common Stock (the "Common Stock") and the Issuer's 6.25% Series A Cumulative Convertible Preferred Stock (the "Preferred Stock").

Item 2(e).     CUSIP Number.

The CUSIP number of the Common Stock is 291525103 and the CUSIP number of the Preferred Stock is 291525202.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.     Ownership.

(a) - (b)

Reporting Person

Amalgamated

Pursuant to an Investment Management Agreement with R2, Amalgamated may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,882,426 shares of the Common Stock, which constitutes approximately 5.6% of the 33,490,691 shares of the Common Stock deemed to be outstanding thereunder.

Pursuant to an Investment Management Agreement with R2, Amalgamated may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 337,050 shares of the Preferred Stock, which constitutes approximately 12.0% of the 2,809,170 shares of the Preferred Stock deemed to be outstanding thereunder.

Controlling Persons

Scepter

Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,882,426 shares of the Common Stock, which constitutes approximately 5.6% of the 33,490,691 shares of the Common Stock deemed outstanding pursuant to Rule 13-3(d)(1)(i).

Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 337,050 shares of the Preferred Stock, which constitutes approximately 12.0% of the 2,809,170 shares of the Preferred Stock deemed to be outstanding thereunder.

Raynor

Because of his position as the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,882,426 shares of the Common Stock, which constitutes approximately 5.6% of the 33,490,691 shares of the Common Stock deemed outstanding pursuant to Rule 13-3(d)(1)(i).

Because of his position as the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 337,050 shares of the Preferred Stock, which constitutes approximately 12.0% of the 2,809,170 shares of the Preferred Stock deemed to be outstanding thereunder.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock or the Preferred Stock.

(c)

Reporting Person

Amalgamated

Acting through its general partner, Amalgamated has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,060,153 shares of the Common Stock.

Acting through its general partner, Amalgamated has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 337,050 shares of the Preferred Stock.

Controlling Persons

Scepter

As the sole general partner of Amalgamated, Scepter has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,060,153 shares of the Common Stock.

As the sole general partner of Amalgamated, Scepter has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 337,050 shares of the Preferred Stock.

Raynor

As the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,060,153 shares of the Common Stock.

As the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 337,050 shares of the Preferred Stock.

Item 10 is hereby restated in its entirety as follows:

Item 10.     Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:      May 6, 2010

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading